February 6, 2007

Carmen Moncada-Terry
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Genesis Holdings, Inc. Registration Statement on Form SB-2
File No. 333-137380

Dear Ms. Moncada-Terry:

Genesis Holdings, Inc. hereby requests acceleration of effectiveness for its Registration Statement on Form SB-2 (File No. 333-137380). The effective date requested is February 9, 2007 at 5:00 p.m. EST. In making this request for acceleration, Genesis Holdings acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (623) 869-6066.

Very truly yours,

/s/ Jason Pratte
Jason Pratte
President